EXHIBIT (a)(5)(B)

September 22, 2026

Dear UTMD Stockholder:

Utah Medical Products, Inc. (UTMD) is offering to purchase up to 650,000 shares of its common stock at $75.00 per share. The $75.00 per share price represents a 17% premium over the average daily closing price of the stock during the last twelve months, and a 21% premium over the average daily closing price of the stock during the last twenty-four months.

The conditions of the Offer are explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Please read the materials carefully before making any decision with respect to the Offer. The Board of Directors of the Company has approved the tender offer but neither the Company nor the Board of Directors is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Stockholders must make their own decisions whether or not to tender their shares and, if so, how many shares to tender.

The purpose of the Offer is to provide liquidity for those stockholders desiring to sell all or a portion of their shares at a premium over the trading prices for the shares over the last two years. UTMD's first half of 2026 sales and net profits were 12% and 13% lower relative to the same period in 2025, respectively. UTMD's EBITDA for the most recent twelve months, which includes the last half of 2025 and the first half of 2026, were $15,703,744. Because of positive cash flow, UTMD can afford to make an investment that should, by antidilution, substantially enhance the value of shares held by stockholders who remain confident in the Company's future performance and do not sell at this time.

I would like to be clear that in my opinion UTMD's shares are presently undervalued, even at $75.00 per share. Using average medical device industry and S&P 500 stock market valuation multiples, UTMD's stock would be fairly trading in the $90 per share range. The recent decline in UTMD’s revenues and profits combined with a perception in the current stock market environment that large revenues are necessary for success, and the low trading activity of micro-capitalization stocks in comparison to the larger capitalization stocks in the medical device industry, have adversely affected UTMD's ability to properly negotiate its fair market value in the event of a merger with another company. The Board believes that this Offer demonstrates to UTMD's stockholders the Company's confidence in its business, and may lead to a value more consistent with other companies with comparable financial performance.

Going forward, UTMD management remains optimistic about its ability to grow and improve financial performance. As you know, UTMD’s product/market strategy is different from most of the larger medical device companies. We are trying to focus on satisfying special needs of clinicians, and not on becoming a provider of commodity medical products, even though we do have some. After making this significant share repurchase investment, we believe that UTMD’s anticipated financial performance and credit facility are adequate to fund planned internal new product development and make acquisitions similar to those made in the past.

Please note that the Offer is scheduled to expire at 5:00 p.m. New York City time, on Tuesday October 7, unless extended by UTMD. Please give the depositary a call if you have any further questions.

Sincerely,

Kevin L. Cornwell

Chairman & CEO